

News Release
B2Gold Fourth Quarter and Full Year 2020 Financial Results Conference Call and Webcast Details

Vancouver, BC, February 22, 2021 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") will release its fourth quarter and year-end 2020 financial results after the North American markets close on Tuesday, February 23, 2021.

B2Gold executives will host a conference call to discuss the results on Wednesday, February 24, 2021, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (647) 427-7450 (local or international) or toll free at +1 (888) 231-8191 prior to the scheduled start time or you may listen to the call via webcast by clicking: https://www.webcaster4.com/Webcast/Page/1493/39662. A playback version will be available for two weeks after the call at +1 (416) 849-0833 (local or international) or toll free at +1 (855) 859-2056 (passcode 9676547).

About B2Gold

B2Gold is a low-cost, international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, and numerous exploration and development projects in various countries including Mali, Colombia, Burkina Faso, Finland and Uzbekistan.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com